уралсвязьинформ

Открытое акционерное общество «Уралсвязьинформ»
614096, Россия, г. Пермь, ул. Ленина, 68
телефон (3422) 34-12-00, факс (3422) 34-33-36

р/с 40702810700007230300 в АКИБ «Почтобанк»,
к/с 30101810400000000705, БИК 045773705,
ИНН 5902183094, ОКОНХ 52300, ОКПО 01134530

Exemption No.:82-4545

№ 29/1-14-11 от 12.11.02
на № от
отдел

02060127

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

02 DEC -2 AM 8:16

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. November 28, 2001 – August 8, 2002.

Sincerely yours,

PROCESSED
DEC 0 9 2002
THOMSON FINANCIAL

Sergei Kuzyaev
Acting General Director

dlw 12/2

исп. Mike Pleshakov
телефон +7 3422 343872

The Annual General Meeting of shareholders of OAO "Uralsvyazinform" has considered the items to be voted on and taken the following decisions:

1. APPROVING THE ANNUAL REPORT, BALANCE SHEET, PROFIT AND LOSS STATEMENT, 2001 PROFIT AND LOSS ALLOCATION

The resolution offered: To approve the annual report, balance sheet, profit and loss statement, and 2001 profit and loss allocation.

AGM voted: 6 508 824 278 - "FOR", 2 850 497 - "AGAINST", 1 853 815 - "ABSTAINED".

The decision has been approved.

2. QUANTIFICATION OF 2001 DIVIDENDS, DETERMINING THE ORDER AND TIME FOR THEIR PAYMENT.

The resolution offered: To pay the 2001 annual dividends at the rate of RUR0.0012 per 1 common share of the company with par value of RUR0.12. The payment will be made in cash in the period from August 1, 2002 to December 31, 2002.

AGM voted: 6 500 466 780 - "FOR", 1 948 447 - "AGAINST", 1 066 319 - "ABSTAINED".

The decision has been approved.

3. ELECTIONS TO THE BOARD OF DIRECTORS

AGM has taken the decision to approve the following members of the Board of Directors:
Vladimir I. Rybakin
Vadim E. Belov
Alla B. Grigorieva
Yuri A. Bilibin
Anton I. Osipchuk
Leonid M. Perminov
Vladimir A. Zhuk

AGM voted:
Vladimir I. Rybakin - 12 629 474 351 votes (27.38%)
Vadim E. Belov - 7 655 019 171 votes (16.60%)
Alla B. Grigorieva - 6 684 014 744 votes (14.49%)
Yuri A. Bilibin - 6 683 914 747 votes (14.49%)
Anton I. Osipchuk - 6 680 921 058 votes (14.48%)
Leonid M. Perminov - 4 011 930 142 votes (8.70%)
Vladimir A. Zhuk - 1 075 751 632 votes (2.33%)

4. SETTING UP THE AUDITING COMMITTEE
AGM has taken the decision to approve the following members of the auditing committee:
Sergei I. Alyokhin
Svetlana I. Balueva

Vladimir V. Kozin
Sergei V. Podosinov
Irina V. Prokofieva
Sergei B. Yankovski

AGM voted:
Vladimir V. Kozin - 5 347 984 085 votes - "FOR", 6 767 359 votes -"AGAINST", 7 443 639 votes - "ABSTAINED";
Sergei I. Alyokhin - 5 317 323 441 votes - "FOR", 25 919 108 votes -"AGAINST", 7 635 869 votes - "ABSTAINED";
Sergei B. Yankovski - 5 315 662 787 votes - "FOR", 39 074 262 votes -"AGAINST", 5 356 362 votes - "ABSTAINED";
Sergei V. Podosinov - 5 291 111 338 votes - "FOR", 14 661 494 votes -"AGAINST", 29 450 567 votes - "ABSTAINED";
Irina V. Prokofieva - 5 238 817 445 votes - "FOR", 57 221 670 votes -"AGAINST", 15 645 214 votes - "ABSTAINED".

5. MAKING AMENDMENTS TO THE COMPANY CHARTER AND THEIR APPROVAL

The resolution offered: To approve the new edition of the Company charter

AGM voted: 6 500 943 430 votes - "FOR" (98.69%), 2 867 997 votes - "AGAINST" (0.04%), 16 138 203 votes(0.24%).

The decision has been approved.

6. APPROVING THE NEW EDITION OF THE AGM PROCEDURE
The resolution offered: To approve the AGM procedure in new edition.

AGM voted: 6 527 624 544 votes - "FOR" (99.09%), 2 750 497 votes - "AGAINST" (0.04%), 3 702 132 - "ABSTAINED" (0.05%)

The decision has been approved.

7. APPROVING THE PROVISION ON THE BOARD OF DIRECTORS IN NEW EDITION
The resolution offered: To approve the Provision on the Board of Directors in new edition.

AGM voted: 6 537 427 604 votes - "FOR" (99.24%), 12 729 903 votes - "AGAINST" (0.19%), 6 630 027 votes - "ABSTAINED" (0.09%).

The decision has been approved.

8. APPROVING THE PROVISION ON THE MANAGING COMMITTEE IN NEW EDITION

The resolution offered: To approve the Provision on the Management Committee in new edition

The AGM voted: 6 535 591 249 votes - "FOR" (99.21%), 13 731 193 votes - "AGAINST" (0.20%), 6 092 108 votes - "ABSTAINED" (0.09%).

The decision has been approved.

9. APPROVING THE COMPANY AUDITOR FOR 2002
The resolution offered: To approve Ernst & Young Vneshaudit plc as the Company auditor for the year of 2002.

The Agm voted: 6 120 631 561 votes - "FOR" (92.91%), 420 241 657 votes - "AGAINST" (6.37%), 14 729 173 votes - "ABSTAINED" (0.22%).

The decision has been approved.

10. INTRODUCTION OF AMENDMENTS TO THE PROVISION ON AUDITING COMMISSION

The resolution offered: To restate the 1st paragraph of item 7.4 as suggested: "A member of auditing commission is compensated on the 50% basis of the reward, envisaged for a member of the Board of Directors".

AGM voted: 6 491 888 483 votes - "FOR" (98.55%), 31 671 238 votes - "AGAINST" (0.48%), 32 737 852 votes - "ABSTAINED" (0.49%).

The decision has been approved.

11. COMPANY ENTERING ISKRA FEDERAL BUSINESS SERVICE NETWORK OPERATORS ASSOCIATION

The resolution offered: To join the federal business service network operators association (ISKRA)

AGM voted: 5 899 669 108 votes - "FOR" (89.56%), 564 205 938 votes - "AGAINST" (8.56%), 89 204 647 votes - "ABSTAINED" (1.35%).

The decision has been approved.

The quorum of The Annual General Meeting: 6 587 151 927 of common voting shares, which is equivalent to 75.33% of votes.

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***28.11.2001***
Code of fact (event, action): ***1100175A28112001***

Type of securities: registered non-documentary bonds
Series: 03, 04
Date of payment accrual: 28.11.02
Date of disbursement: 30.11.01
Amount of interest, accrued, and repaid per 1 bond of 03, 04 series - RUR 4.66
Overall number of bonds of 05, 06, 07 series due to repayment: 98,514
Overall number of bonds of 05, 06, 07 series paid on: 98,514
Form of repayment: cash

Chairman of the Board of Directors	***A.I.Osipchuk***
General Director	***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***26.12.2001***
Code of fact (event, action): ***1100175A26122001***

Type of securities: registered non-documentary bonds
Series: 08
Date of payment accrual: 26.12.01
Date of disbursement: 26.12.01
Amount of interest, accrued, and repaid per 1 bond of 08 series - RUR 4.61
Overall number of bonds of 08 series due to repayment: 50,000
Overall number of bonds of 08 series paid on: 50,000
Form of repayment: cash

Series: 09
Date of payment accrual: 26.12.01
Date of disbursement: 26.12.01
Amount of interest, accrued, and repaid per 1 bond of 09 series - RUR 4.61
Overall number of bonds of 09 series due to repayment: 50,000
Overall number of bonds of 09 series paid on: 50,000
Form of repayment: cash

Series: 10
Date of payment accrual: 26.12.01
Date of disbursement: 26.12.01
Amount of interest, accrued, and repaid per 1 bond of 10 series - RUR 4.61
Overall number of bonds of 10 series due to repayment: 50,000
Overall number of bonds of 10 series paid on: 50,000
Form of repayment: cash

Chairman of the Board of Directors ***A.I.Osipchuk***

General Director ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***13.01.2002***
Code of fact (event, action): ***1100175A13012002***

Type of securities: registered non-documentary bonds
Series: 05, 06, 07
Date of payment accrual: 11.01.02
Date of disbursement: 13.01.02
Amount of interest, accrued, and repaid per 1 bond of 05, 06, 07 series - RUR 4.66
Overall number of bonds of 05, 06, 07 series due to repayment: 139,426
Overall number of bonds of 05, 06, 07 series paid on: 139,426
Form of repayment: cash

Chairman of the Board of Directors ***A.I.Osipchuk***

General Director ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***01.03.2002***
Code of fact (event, action): ***1100175A01032002***

Type of securities: registered non-documentary bonds
Series: 03, 04
Date of payment accrual: 28.02.02
Date of disbursement: 01.03.02
Amount of interest, accrued, and repaid per 1 bond of 03, 04 series - RUR 4.66
Overall number of bonds of 03, 04 series due to repayment: 97,237
Overall number of bonds of 03, 04 series paid on: 97,237
Form of repayment: cash

Chairman of the Board of Directors ***A.I. Osipchuk***

General Director ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***01.03.2002***
Code of fact (event, action): ***1100175A01032002***

Type of securities: bonds
Series and form of issue: interest-bearing documentary bearer bonds of 02 series, due to centralized custody, redeemable on the 1080th day since placement date.
Number of securities being placed: 1,000,000 (1 million) pieces
Nominal value: RUR1,000
Overall volume of the issue: RUR1,000,000,000 (1 bn)
Federal registration number: 4-106-00175-A
Registrar: Federal Commission for the Securities Market of Russian Federation as of August 2, 2002.
Date of placement: The date of placement is to be defined by the Board of Directors and is reported to the potential buyers of the bonds no later than 10 days prior to the date of placement by dint of publication in Vedomosty and/or Izvestiya and/or Kommersant newspapers.
The placement ends on a date that is earlier than either of the following dates: a) the 300th day since the Bonds' placement; b) the date of placement of the last Bond of the Issue. At the same time, the placement ends no later than 12 months after the Decision of Issue in connection with the Bonds has been approved.
Term of circulation: the Bonds are to be redeemed on the 1080th day since the date of placement.
Return on Bonds: the Bonds' income is determined as the total of coupon payments, made at each coupon period, added with a discount, based on the difference between redemption price (nominal value) and placement price.

Acting General Director ***V.P. Sanachyov***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***31.05.2002***
Code of fact (event, action): ***1300175A31052002***

The following members of the Board of Directors participated in the vote: ***V.E. Belov, Y.A.Bilibin, A.B.Grigorieva, V.A.Zhuk, L.M.Perminov, V.I.Rybakin***

Complete wording of the decision adopted, in compliance with the minutes of the Board of Directors session:

DECISION
Of the Board of Directors
as of May 31, 2002

1st item of the agenda
Election of Chairman to the Board of Directors of OAO "Uralsvyazinform"

RESOLUTION:
To appoint Anton I.Osipchuk as Chairman of OAO "Uralsvyazinform" Board of Directors

Results of the vote: "For" unanimously.
The decision is approved.

2nd item of the agenda
Appointment of Deputy Chairman of OAO "Uralsvyazinform" Board of Directors
RESOLUTION:
To appoint Vladimir I.Rybakin as Deputy Chairman of OAO "Uralsvyazinform" Board of Directors

Results of the vote: "For" - unanimously.
The decision is approved.

3rd item of the agenda
Appointment of Secretary of the Board of Directors

RESOLUTION:
1. To appoint Constantine Kh.Chulakov as Secretary of the Board of Directors.
2. To fix the monthly compensation to Secretary of the Board of Directors on a 50 per cent basis of the fee envisaged for a member of the Board of Directors.

Results of the vote: "For" - unanimously.
The decision is approved.

4th item of the agenda
Determining the numerical composition of the managing committee of OAO "Uralsvyazinform"

Following the items 13.4, 14.2 of the Company's Charter, items 3.1 and 3.2 of Provision on the Managing Committee, the Board of Directors has taken the following decision:

RESOLUTION:
1. To assign the numerical composition of the managing committee of OAO "Uralsvyazinform" as 15 members.
2. To approve the following members of the Managing Committee:
Chief Executive Officer - Vladimir I.Rybakin

Members of the Managing Committee:
Valery G. Bakov
Andrey Y. Belobokov
Oleg I. Bukharinov
Vladimir K. Zavidov
Nadezhda A. Kalashnikova
Valery N. Kovylyaev
Sergey I. Kuzyaev
Lidia V. Onuchina
Oleg P. Orlov
Aleksandr A. Palkin
Viktor P. Sanachiev
Anatoly Y. Ufimkin
Aleksandr P. Fedoseyev
Vladimir G. Tchukavin

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***28.06.2002***
Code of fact (event, action): ***1300175A28062002***

The following members of the Board of Directors participated in the vote: ***A.I.Osipchuk, V.E.Belov, Y.A.Bilibin, A.B.Grigorieva, V.A.Zhuk, L.M.Perminov, V.I.Rybakin***

Complete wording of the decision adopted, in compliance with the minutes of the Board of Directors session:

DECISION
Of the Board of Directors
as of August 8, 2002

1st item of the agenda
Agreement with Nonprofit Partnership "Telecommunications Development Research Center"

RESOLUTION:
1. ***To approve the agreement #4/05 as of 03.20.2002 concluded with Nonprofit Partnership "Telecommunications Development Research Center", which is recognized a conflict of interest transaction pursuant to article 81 of Federal Law on Joint-Stock Companies)***
2. ***General Director is to take control of execution of the agreement in compliance with the terms specified thereunder.***

Results of the vote: "For" - V.E.Belov, Y.A.Bilibin, A.B.Grigorieva, V.A.Zhuk, L.M.Perminov; pursuant to articles 81-83 of Federal Law on Joint-Stock Companies, A.I.Osipchuk and V.I.Rybakin did not participate in the vote.
The decision has been approved

Chairman of the Board of Directors ***A.I.Osipchuk***

General Director ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: *00175-A*

Date of occurrence (event, action): ***05.07.2002***
Code of fact (event, action): *1300175A05072002*

Date of Board of Directors meeting, which made the decision: ***28.07.2002***

The following members of the Board of Directors participated in the vote: ***A.I.Osipchuk, V.E. Belov, Y.A.Bilibin, A.B.Grigorieva, V.A.Zhuk, L.M.Perminov, V.I.Rybakin***

Quorum: ***100 %.***

Complete wording of the decision adopted, in compliance with the minutes of the Board of Directors session:

DECISION
Of the Board of Directors
as of June 28, 2002

1st item of the agenda
Placement of bonded stock of OAO "Uralsvyazinform"

RESOLUTION:
To place non-convertible interest-bearing documentary bearer bonds of 02 series ("Bonds") subject to mandatory centralized custody at an amount of 1,000,000 at par value of RUR1,000 each redeemable on 1080 day from the date of placement.
Overall value of the issue is RUR1,000,000,000 (1bn).
Terms of placement: open subscription
The starting date of placement is due to be disclosed on completion of federal registration of Bond issue. The actual placement will commence not earlier than 2 (two) weeks after the information about the successful federal registration of issue has been publicized in the Supplement to FCSM Vestnik, and such periodicals as "Vedomosti" and/or "Kommersant" and/or "Izvestiya, and the access of potential holders to the respective data on the Bond issue has been ensured.
The close date of placement is to be determined on the basis of the following terms: a) the 300th workday since the placement of Bonds has been initiated; b) date of the last Bond being placed. It is also to provide that the close of placement must not exceed 12 months since the Decision of Issue for the implied Bonds has been approved. The placement price for the Bonds is due to be fixed by the Board of Directors no later than 10 (ten) workdays prior the actual placement, and is subject to disclosure in periodicals mentioned below: "Vedomosti" and/or "Kommersant" and/or "Izvestiya"
It is to provide for the option to pay in cash. Installment payments for the Bonds are not provided for.

Placement is due effected by ZAO "Moscow Interbank Currency Exchange" (MICEX) as trading organizer. Bonds are subject to centralized custody with the depositary "Non-profit-making Partnership National Depositary Center"
The bond income is determined as a total of coupon payments, made at each coupon period, added with a discount, emerging from the difference between redemption price (nominal value) and placement price. The coupon interest rate is fixed at 17.5% per annum. There are 12 coupon payments to be effected until the maturity of bonds.
The redemption date is fixed for the 1080 day since the date of placement. The closing date of redemption period must coincide with the starting date of redemption period. The Bonds are to be redeemed at nominal value on the date following 1080 days since the beginning of placement period, redemption to be effected by the Company or by an authorized payment agent.
The holders of Bonds are not entitled to present the Bonds for advanced repayment, with the exception of a) subject to a decision adopted by an authorized body of the Issuer to liquidate the Issuer; b) announcement by the Issuer of its non-solvency with respect to the Bonds of present Issue; c) failure of coupon payment at the expiration of 10 workdays after the corresponding coupon payment period in compliance with the Terms of Issue.

All the members of the Board of Directors participated in the vote
Results of the vote: "For" unanimously.
The decision is approved.

2nd item of the agenda
Approving the Decision of Issue of non-convertible interest bearing documentary bearer bonds, series 02 of OAO "Uralsvyazinform"

RESOLUTION:
To approve the Decision of Issue of non-convertible interest bearing documentary bearer bonds, series 02 of OAO "Uralsvyazinform" subject to mandatory centralized custody at an amount of 1,000,000 bonds at par value of RUR1,000 each, redeemable on the 1080th day from the date of placement.
The Bonds are to be placed pursuing the decision of placement, adopted by the 1st item of the agenda of the present Board of Directors' session.

All the members of the Board of Directors participated in the vote.
Results of the vote: "For" - unanimously.
The decision is approved.

2nd item of the agenda
Approval of the Prospectus of Uralsvyazinform Bonds

RESOLUTION:
To approve the Prospectus of non-convertible interest bearing documentary bearer bonds, series 02 of OAO "Uralsvyazinform" subject to mandatory centralized custody at an amount of 1,000,000 at par value of RUR1,000 and total value of RUR1,000,000,000 redeemable on the 1080 day from the date of placement.

All the members of the Board of Directors participated in the vote.
Resukts of the vote: "For" - unanimously
The decision is approved

General Director
Vladimir I.Rybakin

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***08.08.2002***
Code of fact (event, action): ***1300175A08082002***

The following members of the Board of Directors participated in the vote: ***A.I. Osipchuk, V.E. Belov, V.A.Zhuk, L.M.Perminov, V.I.Rybakin***

Complete wording of the decision adopted, in compliance with the minutes of the Board of Directors session:

DECISION
Of the Board of Directors
as of August 8, 2002

1st item of the agenda
Price and date of placement of interest-bearing documentary bearer bonds, at obligatory centralized custody, series 02, of OAO "Uralsvyazinform"

RESOLUTION:
1. ***To fix the placement price of interest-bearing documentary bearer bonds at obligatory centralized custody, series 02, of OAO "Uralsvyazinform" at RUR991.8 (99.18% of nominal value)***
2. ***To fix the placement date of interest-bearing documentary bearer bonds at obligatory centralized custody, series 02, of OAO "Uralsvyazinform" as being August 22, 2002***

Results of the vote: "For" unanimously.
The decision has been approved

2nd item of the agenda
Purchase of interest-bearing documentary bearer bonds at obligatory centralized custody, series 02, of OAO "Uralsvyazinform" on terms of irrevocable public offering

RESOLUTION:
1. ***To accept the repurchase of interest-bearing documentary bearer bonds at obligatory centralized custody, series 02, of OAO "Uralsvyazinform" at an amount of 1,000,000 items, nominal value RUR1,000 each at the rate of RUR1,000 (100% of nominal value) as being reasonable***
2. ***To approve the wording of the irrevocable public offering to repurchase the interest-bearing documentary bearer bonds at obligatory centralized custody, series 02, of OAO "Uralsvyazinform" at an amount of 1,000,000 items, nominal value RUR1,000 each at the rate of RUR1,000 (100% of nominal value)***

Results of the vote: "For" - unanimously
The decision has been approved

Chairman of the Board of Directors ***A.I.Osipchuk***

General Director ***V.I. Rybakin***

Open joint-stock company Uralsvyazinform
INN 5902183094

APPROVED
Board of Directors of JSC "Uralsvyazinform"
Protocol #6 as of July 31, 2002 31.07.2002

Chairman of the Board of Directors A.I.Osipchuk ____________
(signature)

Stamp

QUARTERLY REPORT

OF THE ISSUER

as of: 2nd quarter of 2002

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Postal address: Russian Federation, 614096 Perm, Lenin St., 68

The information contained in the present quarterly report is liable to disclosure pursuant to legislation of Russian Federation applied to securities market

General Director V.I. Rybakin ________________
(signature)

Chief Accountant Onuchina L.V. ________________
(signature)

30.07.2002

(Stamp)

Contact person: *Kandakov Dmitry Nikolayevich*
Assistant head of Securities Department
Tel.: *+7 (3422)-90-58-97* Fax: *+7 (3422) -34-33-36*
E-mail: *neverova@usi.ru*

A. Data on the Issuer

9. Full name

Open joint-stock company Uralsvyazinform

10. Brief name

ОАО "Уралсвязьинформ"
J.S.C. "Uralsvyazinform"
Current name introduced: ***8.07.1998***

13. Tax-payer's identification number

5902183094

14. Issuer's industry code

Codes OKOHX:
52300, 72200

15. Location, postal address and contact information

Location: ***Russian Federation, 614096 Perm, Lenin St., 68***
Postal address: ***Russian Federation, 614096 Perm, Lenin St., 68***
Tel.: *+7 **(3422) 34-12-00*** Fax: *+7 **(3422) 34-33-36***
E-mail: ***ursi@permonline.ru***

16. Data on the Issuer's auditor

Name: ***ZAO ARTHUR ANDERSEN***
Location: ***103064, Moscow, Staraya Basmannaya St., 14***
INN: ***7701006684***
Postal address: ***113054, Moscow, Kosmodamianskaya Emb., 52, building 2***
Tel.: *+7 **(095)-755-97-00*** Fax: *+7 **(095)-755-97-10***
E-mail: n/a

17. Data on organizations that keep records of ownership rights regarding the Issuer's securities

Registrar
Name: ***ZAO "Registrator-Svyaz"***
Location: ***Moscow, Presnensky Val St., 27***
Postal address: ***107014, Moscow, Bolshaya Olenya St.., 15, building A***
Tel.: *+7 **(095)268-71-74*** Fax: *+7 **(095)268-71-74***
E-mail: ***regsw@acvt.ru***

Centralized custody of Issuer's securities was not effected over the reporting period
Централизованное хранение эмиссионных ценных бумаг эмитента в отчетном квартале не осуществлялось

18. Depositary

None

19. Stakeholders

Total number of shareholders (stakeholders): ***2 473***

Shareholders (stakeholders), owning at least 5% of the charter capital of the Issuer

19.1 Name: ***Open joint-stock company "Telecom Investment Company" ("Svyazinvest")***
Location: ***119121 Moscow, Pluschikha, 55, building 2***
Postal address: ***119121 Moscow, Pluschikha, 55, building 2***
Share in the charter capital of the Issuer: ***53.2 %***
Shareholders (stakeholders), owning at least 25% of the charter capital of the shareholder (stakeholder) of the Issuer:

19.1.1 Name: ***Ministry of Property Relations of Russian Federation***
Location: ***103685 Moscow, Nikolsky lane, 9***
Postal address:***103685 Moscow, Nikolsky lane, 9***
Share in the charter capital of the shareholder (stakeholder) of the Issuer: ***50 % + 1***

19.1.2 Name: ***MUSTCOM LIMITED***
Location: ***3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus***
Postal address: ***103099 Moscow, Voznesensky lane, 22/13***
Share in the charter capital of the shareholder (stakeholder) of the Issuer: ***25 % + 1***

19.1.3 Name: ***Russian Federal Property Fund***
Location: ***117049, Moscow, Leninsky avenue, 9***
Postal address: ***117049, Moscow, Leninsky avenue, 9***
Share in the charter capital of the shareholder (stakeholder) of the Issuer: ***25 %***

19.2 Name: ***"JPMorgan Chase Bank"***
Location: ***113054, Moscow, Paveletskaya sq., 2, building 1***
Postal address: ***113054, Moscow, Paveletskaya sq., 2, building 1***
Share in the charter capital of the Issuer: ***7.78 %***
Shareholders (stakeholders) owning at least 25% of the charter capital of the shareholder (stakeholder) of the Issuer:
No such entities

Open Joint-Stock Company "Uralsvyazinform"
INN 5902183094

APPROVED	REGISTERED "___" ___________ ____dd-mm-yy.
By the Board of Directors of "Uralsvyazinform"	Federal registration number
June 28, 2002 protocol #4	___
	FCSM of Russia (name of registrar)
___ A.I. Osipchuk	___ (authorized signature)
Chairman of the Board of Directors of JSC "Uralsvyazinform"	
Stamp	Stamp

PROSPECTUS

Brief English version

Open joint-Stock Company "Uralsvyazinform"

Non-convertible interest-bearing documentary bearer bonds of 02 series

Subject to mandatory centralized custody

at an amount of 1,000,000 items, nominal value RUR1,000 each

Redeemable on the 1080th day since the date of placement

THE REGISTRATION BODY IS NOT RESPONSIBLE FOR AUTHENTICITY OF THE INFORMATION CONTAINED IN THE PROSPECTUS, AND DOES NOT ASSUME ANY ATTITUDE TOWARDS THE SECURITIES PLACED

The information, provided in this prospectus is due to be disclosed in compliance with the legislation of Russian Federation relating to securities

The 2001 financial accounts were audited. Other information concerning the financial situation of the Issuer, contained in Issuer's Financial Situation section has been verified for inconsistencies with 2001 audited accounts in all material aspects.

ZAO "Arthur Andersen"

____

Audit Dept. Associate Balashov Vadim Aleksandrovich
Acting pursuant to power of attorney, provided by General Director as of June 26, 2000, effective during 3 years since the date of signing.

«____»__________ 2002 Stamp

____________	____________
V.I. Rybakin	L. V. Onuchina
General director	Chief Accountant
«___»___________ 2002 г.	
Stamp	

A. Information on the issuer

1. Full name.
Open joint-Stock Company "Uralsvyazinform"

2. Abbreviated name.
OAO "Uralsvyazinform"
J.S.C. "Uralsvyazinform"

3. Changes in the name or legal form of the Issuer
Open joint-Stock Company "Uralsvyazinform"
OAO "Uralsvyazinform"
Introduced: ***8.07.1998***

Open joint-Stock Company "Uralsvyazinform"
AO "Uralsvyazinform"
Introduced: ***28.05.1996***

Joint-Stock Company of Open Type "Uralsvyazinform"
AOOT "Uralsvyazinform"
Introduced: ***29.04.1994***

Current name was introduced: ***8.07.1998***

4. Tax-payer's identification number
5902183094

5. Issuer's industry code
Codes OKOHX:
52300,
72200

6. Taxpayer's identification number.
Location: ***614096 Russian Federation, Perm, Lenin str., 68,***
Mail address: ***614096 Russian Federation, Perm, Lenin str., 68***
phone numbers: ***(3422) 34-38-72, (3422) 34-12-00, fax: (3422) 34-33-36;***
e-mail: ***ursi@permonline.ru***

9. Foundation members (stakeholders)

9.1. Data on Charter Capital
Charter capital (RUR.): ***1 049 272 527.48***
Paid-up share capital: ***100 %***

9.2. Number of stakeholder (shareholders)

Overall number of stakeholder (shareholders): ***2 473***

Charter capital breakdown by categories of shares:
Common shares:
Overall volume (RUR): ***1 049 272 527.48***
Share in the charter capital: ***100 %***
Preferred shares:
Overall volume (RUR): ***0***
Share in the charter capital: ***0 %***

10. Organizational structure of the Issuer

Administrative bodies of JSC "Uralsvyazinform":

- ***Annual General Meeting;***
- ***Board of Directors;***
- ***General Director (sole executive body);***
- ***Managing Board (collegiate executive body).***

The supreme Company body is the General Shareholders Meeting.
The Board of Directors is the general administration body of the company. The principal task of the Board of Directors is stated as the working out of policies aiming at the increase in profitability of the Company, completion of plans and programs for communication development and other Company goals. The Board's activities are regulated according to the Provision on the Board of Directors, adopted by the General Shareholders Meeting.

Operational management of the company is charged upon the sole executive body – the general director, appointed by the General Shareholders Meeting, and also by the collegiate body – Administration, nominated by the Board of Directors on proposal of the general director. (The Provisions stipulated in the Articles have legal effect if not contradictory to provisions of the Federal Law on Amendments and Additions to the Federal Law of Joint Stock Companies #120-ФЗ dated August 7, 2001).

The competence of the Issuer's AGM in compliance with the Company Articles (statutory documents).

Extract from the Articles

Article 12

Annual General Meeting

12.1 The supreme Company body is the General Shareholders Meeting.
12.2 The aspects listed below are the competence of the General Meeting, and cannot be resigned to the Board of Directors, General Director or Managing Board of the Company

1) *Introduction of changes and amendments into the Company Articles or approval of re-editions of the Company Articles with an exception of cases stated in the Federal Law on Joint Stock Companies, provided such decisions being approved by at least three quarters*

of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;

2) *Reorganization of the Company, provided such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
3) *Liquidation of the Company, appointment of the liquidation commission and the approval of intermediate and final liquidation balance sheet, provided such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
4) *Election of Board of Directors members, effected by the means of cumulative votes;*
5) *Pre-term termination of powers of Board of Directors members, provided such decisions being approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
6) *Election of the sole executive body of the Company (General Director), pre-term termination of his powers, provided such decisions being approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
7) *Definition of number, nominal value, category (type), of authorized shares of the Company, as well as rights, provided by these shares, provided such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
8) *Increase of the Company charter capital by raising share par value or by placing additional shares provided such decisions being approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
9) *Increase of the Company charter capital by placing additional issues of shares, provided the number of such shares placed exceeds 25 per cent of outstanding common stock of the Company, such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
10) *Increase of the Company charter capital by placing additional issues of shares in form of close subscription, such decisions being approved by at least three quarters of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM;*
11) *Decrease the Company charter capital by means of*

    Reduction of nominal value of shares

    Redemption of shares, repurchased by the Company pursuant to a decision of Board of Directors, and undistributed during 1 year after such repurchase;

    Redemption of shares repurchased by the Company;

    Purchase of a part of shares in order to decrease their overall number;

    Such decisions are approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM.
12) *Election of the Company auditing committee (inspector) and pre-term termination of its powers.*
13) *Approval of the Company auditors.*
14) *Approval of annual reports, annual accounting including profit and loss statement, along with allocation of profits, incls. dividend pay-out (declaration), and loss, in compliance with results of a given financial year;*
15) *Establishing the procedure of Annual General Meetings;*
16) *Splitting and consolidation of shares;*

17) Entering into the contracts with conflict of interests, such decisions to be taken in cases thereunder and in compliance with Article 11 of Federal Law on Joint-Stock Companies;

18) Entering into major deals connected with both explicit or implicit acquisition and alienation or possible alienation of assets, the price of which exceeds 50 per cent of the book value of Company assets according to the accounting as of the last reporting date, with an exception of i) transactions being made within regular economic activities of the Company, ii) transactions concerning subscription-based placement of common shares, and iii) transactions connected with placement of stock swapped into common shares of the Company;

19) Participation in holding companies, financial and industrial groups, associations and other commercial organizations;

20) Approval of internal documents, regulating activities of Company bodies;

21) Placement of corporate bonds, swapped into shares, and placement of other securities, swapped into shares, provided the bonds (other securities) are placed through the closed subscription scheme, or if open subscription, the convertible bonds may be swapped into common shares of the Company, exceeding 25% of shares previously placed;

22) Decision that expenses for preparation and holding the Extraordinary General Meeting should be borne by the Company provided the EGM has been convoked in defiance of requirements of ongoing legislation of Russian Federation, i.e. not based on a decision of the Board of Directors, but by other persons.

23) Exemption of a person from duty to buy other shareholders' shares, in case the said person, either on his/her own, or jointly with his/her affiliates, purchased 30% and over of outstanding shares of the Company. The decision is to be approved by majority of votes belonging to the shareholders - holders of voting shares of the Company, participating in the AGM, except for the voting shares, belonging to the said person and his/her affiliates;

24) Devolution of powers from the sole executive body of the Company to the control organization, or managing director;

25) Other questions envisaged in the Federal Law on Joint-Stock Companies.

12.3 The Annual General Meeting is solely entitled to make decisions concerning the issues, provided in Items 2, 8, 9, 10, 16-20, 24 of article 12.2 of the present Company Articles upon the recommendation of the Board of Directors. At this rate, the persons that are authorized to introduce items to the agenda of the AGM in compliance with ongoing legislation of Russian Federation are not entitled to require introduction of the listed issues with the Board of Directors.

The AGM does not have a right to consider or take any decisions on questions that are not part of its terms of reference pursuant to the Federal Law on Joint-Stock Companies.

The AGM is not entitled to take decisions on questions that are not included in the Agenda, as well as change the Agenda.

12.4 When considered at the AGM, amendments and additions to the present Articles that entail limitation of shareholders' rights, i.e. rights of owners of Company preference shares of a certain type, shall be considered adopted provided they were supported by three fourths of votes, belonging to holders of common shares of the Company, that participated in the AGM, and by three fourths of votes, belonging to holders of preference shares of the Company, that participated in the AGM.

12.5 The Company is to hold AGMs annually.

Annual General Meeting is held at least four months after the end of fiscal year but no later than six months after the end of fiscal year.

The Annual General Shareholders Meeting shall look into questions concerning

- *elections of the Board of Directors,*
- *elections of auditing commission,*
- *approval of Company auditors,*
- *approval of Annual Company Reports, annual accountancy, incl. Profit & Loss statements, and distribution of profit and losses according to the results of a fiscal year,*

and other questions within the terms of reference of Annual General Meeting.

The competence of the Issuer's Board of Directors (supervisory board) in compliance with the Company's Articles (statutory documents)

Article 13

Board of Directors

13.1 Board of Directors - the collegiate body of the Company, which exercises the overall administration of the Company's activities.

13.2 The Board of Directors is elected by the Annual General Meeting of Shareholders for a period, ending by the next Annual General Meeting, and is limited to 11 members

13.3 the Annual General Meeting is entitled to decide on early termination of powers of the Board of Directors. Such a decision thereof may only be taken if relating to all the members of the Board of Directors.

In case of early termination of the Board's powers, the powers of newly formed Board of Directors are effective until the next General Meeting of Shareholders.

13.4 The exclusive competence of the Board of Directors is as follows:

1) *Determination of priority guidelines of the Company, including approval of budgets, business plans, strategies and development programs of the Company;*
2) *Convocation of annual and extraordinary General Meetings of Shareholders, except for cases stipulated in item 8 of Article 55 of Federal Law on Joint-Stock Companies;*
3) *Approval of the General Meeting's agenda;*
4) *Fixing of the cut-off date to compile the list of persons entitled to participate in the Annual General Meeting, and other questions being the competence of of the Board of Directors pursuant to provisions set forth in Article 7 of Federal Law on Joint-Stock Companies, and relating to preparations and holding of General Meetings.*
5) *Preliminary approval of Annual Report of the Company;*
6) *Increase in the charter capital through placement of additional share issues within the number of authorized shares, stipulated hereof;*
7) *Increase in the charter capital through placement of additional share issues on the basis of open subscription, if the number of shares being placed does not exceed 25% of shares previously placed by the Company;*
8) *Placement of bonds or other securities in case placement conditions provide that the securities hereof are not convertible into shares of the Company;*
9) *Placement of convertible bonds and other convertible securities if the said bonds (securities) are placed on the basis of open subscription and may be swapped into Company shares, representing 25% or less than 25% of ordinary shares previously placed;*
10) *Fixing of price (pecuniary valuation) of assets, placement price and buyback price of securities in cases, envisaged in the Federal Law on Joint-Stock Companies;*

11) Approval of Decisions of Issue, Prospectuses, Reports on Results of the Issue, Quarterly Reports of the Issuer, Reports on Results of Share Purchases;

12) Recommendations with regard to the amount of remuneration and compensations offered to Auditing Committee members, fixing the amounts paid to the Auditors;

13) Recommendations with regard to the rate of dividend payments, form and deadline of repayment;

14) Usage of reserves fund and other Company funds;

15) Approval of internal documents of the Company, which refer to questions being the competence of the Board of Directors, except for internal documents, being the competence of General Meeting and executive bodies of the Company pursuant to Company Articles;

16) Entering into major deals connected with both explicit or implicit acquisition and alienation or possible alienation of assets, the price of which ranges between 1 to 25 per cent of the book value of Company assets according to the accounting as of the last reporting date, with an exception of transactions being made within regular economic activities of the Company;

17) Entering into major deals connected with both explicit or implicit acquisition and alienation or possible alienation of assets, the price of which ranges between 25 to 50 per cent of the book value of Company assets according to the accounting as of the last reporting date, with an exception of i) transactions being made within regular economic activities of the Company, ii) transactions concerning subscription-based placement of common shares, and iii) transactions connected with placement of convertible securities (securities that are swapped into common shares of the Company);

18) Approval of transactions with conflict of interests, in cases set forth in Article 11 of Federal Law on joint-Stock Companies;

19) Purchase of shares, bonds and other securities being placed by the Company;

20) Taking decisions to participate (act as a participant, terminate participation, change an interest) in other businesses, including those connected with purchase, sale of shares or stakes in other companies;

21) Taking decisions on the agenda of General Meetings of affiliated companies (supreme management bodies of other organizations) where the Company is the sole participant;

22) Outlining the procedure of interaction with organizations, which Company has an interest in;

23) Approval the Company's Registrar and the terms of agreement with Registrar, as well as terms of contract rescission;

24) Election (re-election) of Chairman of the Board of Directors and his deputy;

25) Appointment of the Board of Directors Secretary and fixing of the amount of his/her remuneration;

26) Fixing of numerical membership and assignment of members to Managing Board of the Company, and early termination of their powers;

27) Affirmation of candidates to the positions of directors of representative offices and regional subsidiaries and their retirement;

28) Establishing the subsidiaries, representative offices, their liquidation and approval of provisions thereof;

29) Approval of contracts, concluded with General Director, members of Managing Board, directors of regional subsidiaries and representative offices, along with consideration of questions, submitted to the Board of Directors in connection with such contracts;

30) Prolongation of contracts with General Director within the period set forth in the present

Articles;

31) Prolongation of contracts with members of Managing Board, directors of regional subsidiaries and representative offices;

32) Affirmation of organizational structure of the Company;

33) Suspension of powers of General Director or Managing Organization (Chief Executive);

34) Appointment of acting General Director;

35) Other questions provided in the Federal Law on Joint-Stock Companies and present Articles.

13.5 Questions being the exclusive competence of the Board of Directors cannot be devolved on the Collegiate Body or Sole Executive Body of the Company.

13.6 Decisions on the questions set forth in items 6, 7, 17 Article 13.4 of present Articles are adopted unanimously by all the members of the Board of Directors except for the votes of the deceased members of the Board of Directors

In case the consensus of opinion regarding the items 6, 7, 17 Article 13.4 of present Articles is not reached by the Board of Directors, the said questions may be submitted to the General Meeting upon the respective decision of the Board of Directors. In that case, the decisions are taken by the majority of votes, belonging to the holders of voting shares participating in the General Meeting.

13.7 Decisions on the questions set forth in items 15.6, 15.7, 15.8 of present Articles are taken by three fourths of votes belonging to the members of the Board of Directors, except for the votes of the deceased members of the Board of Directors.

13.8 Other questions, aside from those enlisted in Articles 13.6, 13.7 of present Articles, which are the competence of the Board of Directors pursuant to the Federal Law on Joint-Stock Companies and Company Articles, are to be approved by the majority of votes belonging to the members of the Board of Directors, participating in the session.

13.9 Convocation and procedure of sessions of the Board of Directors, the amounts of remuneration and compensations paid to members of the Board of Directors along with the order of payment are stipulated in the Provision on the Board of Directors, submitted to approval of the General Meeting of Shareholders.

13.10 Sessions of the Board of Directors are convened by the Chairman on his/her own initiative, on demand of a member of the Board of Directors, Auditing Commission of the Company, Company Auditor, Sole or Collegiate Executive Bodies, as well as on demand of shareholders (shareholder), possessing not less than 5% in aggregate of voting shares of the Company.

13.11The quorum is assumed as secured provided more than 50% of the authorized members of the Board of Directors participate in the session of the Board of Directors

Article 14
Managing Board

14.1. Managing Board represents the collegiate executive body of the Company which provides for execution of decisions adopted by the General Meeting of Shareholders and the Board of Directors.

14.2. Numerical and personal membership of the Management Board is to be determined upon recommendation of General Director of the company.

14.3. The Board of Directors is entitled to initiate the pre-term termination of powers of Management Board.

14.4. The competence of the Management Board involves the following operating management issues:

1) *elaboration of technical, economic and financial, tariff policies of the Company;*
2) *introduction of suggestions in connection with the principal fields of activities of the Company, including draft budgets, business plans, strategies and development programs of the Company;*
3) *supervision of financial and economic activities of the Company;*
4) *elaboration of manpower and social policies of the Company;*
5) *approval of terms of collective agreement;*
6) *preparation of materials and draft decisions in connection with issues that are submitted to consideration of General Meeting of Shareholders and sessions of the Board of Directors including suggestions regarding transactions that are subject to approval on the part of General Meeting and the Board of Directors, participation in other organizations etc;*
7) *managerial and technical provision of the Company's operations;*
8) *performance analysis of the Company's divisions, including isolated ones, provision of mandatory directives to advance their efficiency;*
9) *approval of internal documents that address issues being the competence of the Management Board, except for questions that are approved by the General Meeting and the Board of Directors of the Company;*

14.5. Management Board is entitled to take decisions relating to other aspects of operating activities of the Company upon the instructions of the Board of Directors or suggestion of general Director of the Company.

14.6. Convocation and procedure of Management Board's sessions, and the decision-making process of the Management Board are regulated in compliance with Provisions on the Management Board of the Company, submitted for approval to the General Meeting of the Company.

14.7. Rights, duties, term of office, salary and responsibility of members of the Managing Board are stipulated in contracts, concluded with every member hereof. The contacts are to be signed on behalf of General Director of the Company.

11. Members of the Board of Directors (supervisory board) of the Issuer

Chairman: ***Osipchuk Anton Igorevich***

Members of the Board of Directors:

Zhuk Vadimir Alexandrovich
Perminov Leonie Mikhailovich
Bilibin Yuri Alexandrovich
Osipchuk Anton Igorevich
Belov Vadim Evgenyevich
Grigorieva Alla Borisovna
Rybakin Vladimir Ilyich

12. Sole and CollegiateExecutive Bodies of the Issuer and officials of the Issuer

Sole Executive Body, members of Collegiate Executive Body:

Rybakin Vladimir Ilyich
Orlov Oleg Pavlovich
Bukharinov Oleg Ivanovich
Palkin Alexander Anatolievich
Belobokov Andrei Yakovlevich
Onuchina Lidia Vladimirovna
Zavidov Vladimir Kazmich
Bakov Valery Georgievich
Fedoseev Alexander Petrovich
Kovylyaev Valery Nikolayevich

Ufimkin Anatoly Yakovlevich
Kuzyaev Sergei Ivanovich
Sanachev Viktor Petrovich
Kalashnikova Nadezhda Alekseevna
Tchukavin Vladimir Georgievich

The person acting as Sole Executive Body of the Issuer: ***Rybakin Vladimir Ilyich***

Entities, owning 5% or more of votign shares in the Supreme Executive Body of the Issuer:

Name:
Open Joint-Stock Company "Telecom Investment Company" (Svyazinvest)
Stake: *53.2 %*

Name:
JPMorgan Chase Bank
270 Park Avenue, 35th floor, New York, USA
Stake: *7.78 %*
ING Bank (Eurasia) ZAO (nominee)

Data on securities being placed

57. Data on bonds being placed

57.1. Series and form of the bonds being issued

Documentary interest-bearing non-convertible bearer bonds of 02 series

Securities: ***bonds***
Form of issue: ***documentary bearer bonds***
Series: ***02***
Type: ***interest-bearing***
Provision of centralized custody

The bonds of the issue are liable to mandatory centralized custody

57.2. Number of bonds being placed

1, 000,000

57.3. Nominal value of each bond of the issue

RUR1,000.

57.4. Overall volume of the issue (nominal value).

RUR1,000,000,000 (one billion)

57.5. Rights evidenced by each bond of the issue.

The bonds evidence direct, implicit liabilities of the Issuer

The Issuer does not offer a property security for the bonds of the issue

The liabilities in connection with the bonds are assumed equal to other direct and implicit liabilities of the Issuer, which do not provide for a property security.

The holder of the bond is entitled to receive the nominal value of the bond at redemption, which is indicated in Clause 57.4 of the present Prospectus and Clause 4 of Decision of Issue of the bonds hereof.

The holder of the bond is entitled to receive a fixed interest of the bond's nominal value (coupon payment), with such interest being indicated in Clause 57.11 of the present Prospectus and in Clause 8.3 Decision of Issue of the bonds hereof.

The holder of the bond is entitled to receive the nominal price of the bond in case of Issuer's liquidation in a priority order set forth in Article 64 of the Civil Code of Russian Federation.

The holder of the bond is entitled to freely sell or otherwise alienate the bonds in his ownership. The bond holders who purchased the bonds at IPO, are not entitled to conclude any transactions regarding the bonds hereof prior the registration of Report on results of the issue in connection with the bonds in compliance with ongoing legislation of Russian Federation.

The bond holders are not entitled to present the bonds for advanced repayment, except for the cases as follows:

Decision to liquidate the Issuer adopted by the authorized body of the Issuer;

The Issuer declares of its insolvency with regard to the bonds of the present issue;

Issuer fails to effect the coupon payment in connection with the bond issue until the expiry of 10 days since the date of corresponding coupon payment, specified in the Terms of issue.

The Issuer binds itself to transfer corresponding amounts entirely and in due time to the accounts of the Payment Agent, so as to meet payment obligations in connection with the Bond Issue pursuant to the Decision of Issue of the Bonds..

All the Issuer's liabilities in connection with the bonds of the present Issue are of equal legal status and equally mandatory.

Actions of bond holders in case of Issuer's failure to execute obligations in connection with the Bonds are indicated in Clause 57.11 of the present Prospectus and Clause 8.6 of Decision of Issue of the Bonds.

The holder of bonds is entitled to exercise other rights that are provided in the legislation of Russian Federation.

57.6. Method of placement

Open subscription

57.7. Term and procedure of placement Срок и порядок размещения облигаций.

Placement date, or the way it is defined:

The Issuer discloses the placement date provided the federal registration of the Bond Issue has been completed. The placement of Bonds will be initiated not earlier than 14 days after the information regarding the fact of successful registration with federal authorities has been publicized in the Supplement to Vestnik of FCSM, and either of the following newspapers - Vedomosti, Izvestiya and Kommersant, and the free access to the information on the Issue, disclosed in compliance with the requirements of Federal Law on Securities Market and other Normative Acts adopted by FCSM has been secured for all potential buyers of the Bonds.

The date of placement is to be defined by the Board of Directors and is reported to the potential buyers of the bonds no later than 10 days prior to the date of placement by dint of publication in Vedomosty and/or Izvestiya and/or Kommersant newspapers.

The price of placement is to be fixed by the Board of Directors of the Issue and is subject to publication in Vedomosty and/or Izvestiya and/or Kommersant newspapers no later than 10 days prior the date of placement of the Bonds.

Date the placement ends or the way it is determined:

The placement ends on a date that is earlier than either of the following dates: a) the 300th day since the Bonds' placement; b) the date of placement of the last Bond of the Issue. At the same time, the placement ends no later than 12 months after the Decision of Issue in connection with the Bonds has been approved.

Terms and method of placement:

Initial Bonds' offering is made on the basis of open subscription, and is arranged by ZAO "Moscow Interbank Currency Exchange" (MICEX) in compliance with Regulations of MICEX Stock Trading Section.

Following the date of notification of federal registration of the Issue pursuant to disclosure requirements applicable to the Issue, all the interested parties may consult the following

organizations in order to familiarize with the Decision of Issue and the Prospectus in connection with the Bonds:

JSC Uralsvyazinform
614096 Russia, Perm, Lenin St., 68
Tel.: +7 (3422) 34-38-72, +7 (3422) 34-12-00 Fax: +7 (3422) 34-33-36
URL: www.uralsviazinform.com

Renaissance Broker Ltd
103009, Russia, Voznessenki Pereulok, 22, Usadba-Center, 4th floor
Tel.: +7 (095) 258 77 77 Fax +7 (095) 258 77 78
URL: www.rencap.com

Web-Invest.RU Ltd
193124, Russia, St-Petersbourg, Proletarskoy Diktatury Sq, 6, office 301
Tel/Fax: +7 (812) 326-1350, +7 (812) 326-1305; +7 (095) 234-05-27
URL: www.web-invest.ru

уралсвязьинформ

614096, Россия, г.Пермь, ул.Ленина, 68
Тел: (3422) 34-12-00, факс: +7 (3422) 34-33-36
www.uralsviazinform.ru

10 ноября 2002 г.

ФКЦБ России зарегистрировала отчеты об итогах выпусков акций и облигаций Уралсвязьинформ, размещенных при реорганизации

6 ноября 2002 г. Федеральная комиссия по рынку ценных бумаг РФ зарегистрировала отчеты об итогах выпусков ценных бумаг, размещенных при реорганизации ОАО «Уралсвязьинформ» в форме присоединения к нему ОАО «Челябинсксвязьинформ», ОАО «Уралтелеком» Свердловской области, ОАО «Тюменьтелеком», ОАО «Хантымансийскокртелеком», ОАО «Электросвязь» Курганской области и ОАО «Ямалэлектросвязь». Отчеты об итогах выпусков были утверждены Советом Директоров ОАО «Уралсвязьинформ» 11 октября 2002 г..

После регистрации отчетов, уставный капитал объединенной компании ОАО «Уралсвязьинформ» состоит из 32,298,782,020 обыкновенных и 7,835,941,286 штук привилегированных акций номиналом 0,12 рубля. На дату конвертации держателями акций общества являются 23,4 тыс. акционеров

За дополнительной информацией обращайтесь, пожалуйста, по тел.: /3422/ 905-863 либо по e-mail: investor@usi.ru

FCSM of Russia registers Reports on Results of Issues placed upon the merger

November 10, 2002 – Federal Commission for Securities Market registered Reports on Results of Issues in connection with securities placed under the merger of Uralsvyazinform with Svyazinform of Chelyabinsk region, Uraltelecom, Tyumentelecom, Khantymansyiskokrtelecom, Electrosvyaz of Kurgan region and Yamalelectrosvyaz, The reports were approved by the Board of Directors of Uralsvyazinform on October 11, 2002.

The consolidated charter capital of the united Uralsvyazinform is constituted of 32,298,782,020 common shares and 7,835,941,286 preference shares, at nominal value of RUR0.12. The stock of the company was held by 23.4 thousand owners as of the date of share swap.

Управление имущества
и ценных бумаг
Тел.: (3422) 90 58 63
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